Intec Pharma Ltd.

12 Hartom Street

Har Hotzvim, Jerusalem 777512, Israel

June 1 , 2015

VIA EDGAR SUBMISSION

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Intec Pharma Ltd. Draft Registration Statement on Form F-1 Submitted April 7, 2015 CIK No. 0001638381

Dear Mr. Riedler:

On behalf of Intec Pharma Ltd. (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter to the Company, dated May 5, 2015, regarding the Company’s Draft Registration Statement on Form F-1, submitted to the Commission on April 7, 2015 (CIK No. 0001638381) (the “Draft Registration Statement”).

Concurrently with this response, the Company is also submitting a second Draft Registration Statement on Form F-1 (“Second Draft Registration Statement”), which reflects the revisions to the Draft Registration Statement described herein. To expedite your review, we have enclosed with this letter a clean copy of the Second Draft Registration Statement, as well as a marked copy of the Second Draft Registration Statement showing all changes from the Draft Registration Statement.

For your convenience, we have set forth the text of the Staff’s comment in bold, followed by the Company’s response thereto.

Table of contents, page ii

1	We note your statement that you remain responsible for accuracy and completeness of the historical information presented in the prospectus. However, we also note that your accompanying disclosure with respect to the verification and accuracy of data presented in the prospectus includes inappropriate disclaimers of this statement. Accordingly, please revise your disclosure to remove the following statements:

•	“… this information may prove to be inaccurate because of the method by which some of the data for the estimates was obtained or because this information cannot always be verified with complete certainty…;
•	“…the market and industry data and forecasts included in this prospectus, and estimates and beliefs based on that data, may not be reliable;”
•	“…we have not independently ascertained the accuracy, completeness or reliability of the underlying economic assumptions relied upon therein;”
•	“Forecasts are particularly likely to be inaccurate, especially over long periods of time;” and
•	“…we do not necessarily know what assumptions regarding general economic growth were used in preparing the third-party forecasts we cite.”

Company’s Response:

In response to the Staff’s comment, the Company has deleted the foregoing statements from page ii of the prospectus.

Our Product Pipeline, page 3

2	Please revise your pipeline table for your third product candidate to identify specific drug candidates or indications. Alternatively, if you have not yet identified a drug product or indication for the row labeled “Accordion Programs Various,” please eliminate this program from the pipeline table on pages 3 and 64.

Company’s Response:

In response to the Staff’s comment, the Company has revised the pipeline table on pages 3 and 64 of the prospectus to specify that the indication for the Company’s third product candidate is the prevention and treatment of small bowel nonsteroidal anti-inflammatory drug (NSAID) induced ulcers.

Risk Factors, page 6

3	Please revise your disclosure in the prospectus summary to provide a brief description of your most significant risks and how such risks could materially adversely affect your business if they occur.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosure in the prospectus summary to provide a brief description of the Company’s most significant risks and how such risks could materially affect the Company’s business if they occur.

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Risk Factors

“The members of our management team and certain consultants are important…,” page 15

4	Please revise your risk factor disclosure to identify the specific personnel upon which you are reliant for the efficient and effective operation of your business outside of your executive officers and management team. Please also indicate whether you have entered into contractual arrangements with such individuals.

Company’s Response:

The Company respectfully advises the Staff that the Company is not reliant on any specific personnel for the efficient and effective operation of the Company’s business outside of Company’s executive officers and management team and that the Company has not entered into contractual arrangements with personnel other than the Company’s executive officers and management team. The Company has revised the disclosure on page 15 of the prospectus to clarify that the Company is not reliant on any specific personnel for the efficient and effective operation of the Company’s business outside of the Company’s executive officers and management team.

“Costly litigation may be necessary to protect our intellectual property rights…,” page 22

5	Please identify the pharmaceutical company with which you entered into a feasibility and option agreement. Please also clarify whether there are any remaining material terms or obligations under the agreement and, if so, describe any such terms or obligations.

Company’s Response:

In response to the Staff’s comment, the Company respectfully submits to the Staff that disclosure of the name of the pharmaceutical company that is a party to the feasibility and option agreement with the Company would provide undue prominence to a former research and development partner of the Company with whom the Company is not proceeding and has not had material dealings since 2012 . The Company also respectfully advises the Staff that the Company believes that the pharmaceutical company’s right of first offer included in the agreement in regards to a license of certain intellectual property contained in AP-CDLD terminated in 2008, but that it is prudent to include the reference in the risk factors given the referenced communication that the Company received from the pharmaceutical company in 2012.

Price Range of Our Ordinary Shares, page 45

6	In addition to the information in the table on page 45 listing the highest and lowest closing prices for your ordinary shares over the past several years, quarters, and months, please also provide the average daily trading volume for your stock on the Tel Aviv Stock Exchange for each of the periods listed.

Company’s Response:

In response to the Staff’s comment, the Company has revised the table on page 45 of the prospectus to include the average daily trading volume for the Company’s ordinary shares on the Tel Aviv Stock Exchange for each of the periods listed.

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Use of Proceeds, page 46

7	We note on page 8 that you intend to use proceeds from this offering to fund your Phase III clinical trial for AP-CDLD. Please expand your disclosure on page 46 to similarly note your plan to use the proceeds to fund your Phase III clinical trial for AP-CDLD. Please also indicate whether the funds to be used for the Phase III trial will be sufficient to complete such trial and, if not, how far you expect to proceed in the Phase III trial using the proceeds of the offering.

Company’s Response:

In response to the Staff’s comment, the Company has expanded the disclosure on page 46 of the prospectus to note the Company’s plan to use the proceeds from this offering to fund its Phase III clinical trial for AP-CDLD. The Company has also revised the disclosure on page 46 of the prospectus to clarify that the proceeds from this offering may not be sufficient to complete the Phase III clinical trial for AP-CDLD.

8	We note your intention, “pending any ultimate use of any portion of the proceeds from this offering,” to invest the proceeds “in accordance with [your] investment policy.” Please briefly describe what your investment policy is in these circumstances.

Company’s Response:

In response to the Staff’s comment, the Company has revised page 46 of the prospectus to briefly describe the Company’s investment policy with respect to the proceeds of this offering.

Capitalization, page 49

9	Please define the term “Downside Protection” used in the bracketed paragraph on page 49.

Company’s Response:

In response to the Staff’s comment, the Company has added a definition to the term “Downside Protection” in the bracketed paragraph on page 49 of the prospectus and bracketed the definition of term “Downside Protection” on page 59 of the prospectus in the event that the bracketed paragraph on page 49 of the prospectus is not included in the final prospectus.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development, page 54

10	Please disclose research and development expenses by project or indicate in the disclosure why you do not provide such disclosure.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the prospectus to indicate why the Company does not currently disclose research and development expenses by project.

Business, page 61

11	Please disclose when the IND for AP-ZP was filed, the party who filed the IND, and the specific indication listed therein.

Company’s Response:

In response to the Staff’s comment, the Company has added disclosure on page 61 of the prospectus to identify that the Company filed the IND for AP-ZP on August 10, 2009 as a treatment for the induction and maintenance of sleep in patients suffering from insomnia.

AP-CDLD – Clinical Trials, page 68

12	Please revise your disclosure to indicate when the Phase II clinical trials for AP-CDLD were conducted.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 68 of the prospectus to indicate the dates between August 2009 and October 2012 when the Phase II clinical trials for AP-CDLD were conducted.

13	Please explain the meaning and significance of p-values the first time you refer to this statistical term.

Company’s Response:

In response to the Staff’s comment, the Company has added disclosure on page 70 of the prospectus to explain the meaning and significance of p-values.

AP-ZP – Clinical Trials, page 75

14	Please revise your disclosure to indicate when the POC and Phase II trials for AP–ZP were conducted.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the prospectus to indicate when the POC and Phase II trials for AP-ZP were conducted.

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15	For the Phase II clinical trial with AP-ZP, please revise the disclosure to provide results, the p-values, and conclusions as to statistical significance of all primary and secondary endpoints discussed.

Company’s Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the prospectus to provide results, p-values, and conclusions as to the statistical significance of all primary and secondary endpoints discussed with regard to the Phase II clinical trial with AP-ZP.

Other Comments

16	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Company’s Response:

The Company acknowledges the Staff’s request and notes that it is filing additional exhibits on the date hereof with the Second Draft Registration Statement and intends to file the balance of the exhibits as soon as practicable. The Company also notes for the Staff that confidential treatment was been requested for certain exhibits filed on the date hereof.

17	Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

Company’s Response:

The Company respectfully advises the Staff that the Company does not intend to provide additional graphics, visual or photographic information in the printed prospectus. However, to the extent that the Company later determines to include any graphic, visual or photographic information in the printed prospectus, the Company will first furnish a copy of such information to the Staff for its review.

18	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company’s Response:

The Company respectfully advises the Staff that as of the date of this letter it has not made, or authorized anyone to make on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. If the Company makes, or authorizes anyone to make on its behalf, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act the Company will provide copies of such communications to the Staff for its review.

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In addition to the revisions included in the prospectus in response to the Staff’s comments and certain non-substantive conforming changes, the Company has revised the prospectus to: (i) include information following a recent meeting with the U.S. Food and Drug Administration regarding the potential Phase III clinical trial for AP-CDLD; (ii) provide a brief description of a Research, Option and Licensing Agreement that the Company recently entered into with a biotechnology company, for which the Company is contemporaneously submitting a confidential treatment request ; (iii) include the biography of a new member of our Scientific Advisory Team; and (iv) update certain share and exchange rate information through a more recent date.

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We thank you in advance for your consideration of this response. If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at (+972) (2) 586-4657 or Robert L. Grossman, Esq. or Joshua M. Samek, Esq. of Greenberg Traurig, P.A., the Company’s outside counsel, at (305) 579-0756 or (305) 579-0856, respectively.

Sincerely,

/s/ Zeev Weiss
Zeev Weiss
Chief Executive Officer

cc:	Bryan Pitko

Tabatha McCullom

Lisa Vanjoske

Matthew Jones

Securities and Exchange Commission

Robert L. Grossman, Esq.

Joshua M. Samek, Esq.

Greenberg Traurig, P.A.

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